# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESSA Pharma Inc., CIK 0001633932
CUSIP: 29668H708
Title of class of securities: Common Shares
Address of issuer's principal executive offices: SUITE 720, 999 WEST BROADWAY, Vancouver, British Columbia, British Columbia Canada (A1), 1K5
Date of event which requires filing of this statement: 04/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8800; KENNETH A. SCHLESINGER, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND LP (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,712,590; sole dispositive power 0; shared dispositive power 4,712,590; aggregate amount beneficially owned 4,712,590 (10.6% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,712,590; sole dispositive power 0; shared dispositive power 4,712,590; aggregate amount beneficially owned 4,712,590 (10.6% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,491,779; sole dispositive power 0; shared dispositive power 3,491,779; aggregate amount beneficially owned 3,491,779 (7.9% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,491,779; sole dispositive power 0; shared dispositive power 3,491,779; aggregate amount beneficially owned 3,491,779 (7.9% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 357,472; sole dispositive power 0; shared dispositive power 357,472; aggregate amount beneficially owned 357,472 (0.8% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 357,472; sole dispositive power 0; shared dispositive power 357,472; aggregate amount beneficially owned 357,472 (0.8% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,204,369; sole dispositive power 0; shared dispositive power 8,204,369; aggregate amount beneficially owned 8,204,369 (18.5% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,748,629; sole dispositive power 0; shared dispositive power 8,748,629; aggregate amount beneficially owned 8,748,629 (19.7% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,748,629; sole dispositive power 0; shared dispositive power 8,748,629; aggregate amount beneficially owned 8,748,629 (19.7% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,748,629; sole dispositive power 0; shared dispositive power 8,748,629; aggregate amount beneficially owned 8,748,629 (19.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: ESSA Pharma Inc.
Address of issuer's principal executive offices: SUITE 720, 999 WEST BROADWAY, Vancouver, British Columbia, British Columbia Canada (A1), 1K5

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF");

(ii) BVF I GP LLC, a Delaware limited liability company ("BVF GP"), which serves as general partner of BVF;

(iii) Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2");

(iv) BVF II GP LLC, a Delaware limited liability company ("BVF2 GP"), which serves as general partner of BVF2;

(v) Biotechnology Value Trading Fund OS LP, a Cayman Islands limited partnership ("Trading Fund OS");

(vi) BVF Partners OS Ltd., a Cayman Islands limited liability company ("Partners OS"), which serves as general partner of Trading Fund OS;

(vii) BVF GP Holdings LLC, a Delaware limited liability company ("BVF GPH"), which is the sole member of each of BVF GP and BVF2 GP;

(viii) BVF Partners L.P., a Delaware limited partnership ("Partners"), which serves as the investment manager of each of BVF, BVF2, Trading Fund OS and a certain managed account (the "Partners Managed Account"), and as the sole member of Partners OS;

(ix) BVF Inc., a Delaware corporation, which serves as general partner of Partners and the managing member of BVF GPH; and

(x) Mark N. Lampert, who serves as the sole officer and director of BVF Inc.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Present principal occupation or employment: The principal business of each of BVF, BVF2 and Trading Fund OS is investing in securities. The principal business of BVF GP, BVF2 GP and Partners OS is serving as the general partner of BVF, BVF2 and Trading Fund OS, respectively. The principal business of BVF GPH is serving as the sole member of each of BVF GP and BVF2 GP. The principal business of Partners is serving as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners Managed Account, and as the sole member of Partners OS. The principal business of BVF Inc. is serving as the general partner of Partners and as the managing member of BVF GPH. Mr. Lampert is the sole officer and director of BVF Inc.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Lampert is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by each of BVF, BVF2 and Trading Fund OS, and held in the Partners Managed Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 4,712,590 Common Shares (the "Shares") owned directly by BVF is approximately $19,751,549, including brokerage commissions. The aggregate purchase price of the 3,491,779 Shares owned directly by BVF2 is approximately $14,105,174, including brokerage commissions. The aggregate purchase price of the 357,472 Shares owned directly by Trading Fund OS is approximately $1,373,303, including brokerage commissions. The aggregate purchase price of the 186,788 Shares held in the Partners Managed Account is approximately $1,292,828, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities reported owned herein based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the Reporting Persons' investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 44,388,550 Shares outstanding as of February 10, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2025.

As of the close of business on April 8, 2025, the Reporting Persons hold 2,920,000 pre-funded warrants, exercisable for an aggregate of 2,920,000 Shares (the "Pre-Funded Warrants"). Each Pre-Funded Warrant entitles the holder thereof to acquire, for a nominal exercise price of $0.0001, one Share. The Pre-Funded Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding Shares after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants (the "Beneficial Ownership Limitation"). As of the close of business on April 8, 2025, the Beneficial Ownership Limitation prohibits the exercise of all of the Pre-Funded Warrants held by the Reporting Persons.

As of the date hereof, (i) BVF beneficially owned 4,712,590 Shares, excluding the 1,481,634 Shares issuable upon the exercise of the Pre-Funded Warrants held by it, representing percentage ownership of approximately 10.6% of the Shares outstanding, (ii) BVF2 beneficially owned 3,491,779 Shares, excluding 1,235,030 Shares issuable upon the exercise of the Pre-Funded Warrants held by it, representing percentage ownership of approximately 7.9% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 357,472 Shares, excluding 203,336 Shares issuable upon the exercise of the Pre-Funded Warrants held by it, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 186,788 Shares were held in the Partners Managed Account, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 4,712,590 Shares beneficially owned by BVF, representing percentage ownership of approximately 10.6% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,491,779 Shares beneficially owned by BVF2, representing percentage ownership of approximately 7.9% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 357,472 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 8,204,369 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 18.5% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 8,748,629 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, representing percentage ownership of approximately 19.7% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 8,748,629 Shares beneficially owned by Partners, representing percentage ownership of approximately 19.7% of the Shares outstanding.

Mr. Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the 8,748,629 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 19.7% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS and BVF GPH and held in the Partners Managed Account.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has entered into any transactions in the Securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 9, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

BVF GP and BVF2 GP are the general partners of each of BVF and BVF2, respectively, pursuant to their limited partnership agreements, which provide BVF GP and BVF2 GP with broad authority over the activities and assets of BVF and BVF2. Pursuant to such limited partnership agreements, BVF GP and BVF2 GP are entitled to allocations based on realized and unrealized gains on the respective assets of BVF and BVF2.

Partners is the sole member of Partners OS and the investment manager of BVF, BVF2 and Trading Fund OS pursuant to their respective investment management agreements which authorize Partners, among other things, to invest the funds of BVF, BVF2 and Trading Fund OS in the securities of the Issuer and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets from each of BVF, BVF2 and Trading Fund OS.

Pursuant to investment management agreement with the Partners Managed Account, Partners and BVF Inc. have authority, among other things, to invest funds of the Partners Managed Account in the securities of the Issuer and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement by and among the Reporting Persons, dated April 9, 2025.

## Signatures
- BIOTECHNOLOGY VALUE FUND LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/09/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (04/09/2025)